Exhibit 99.1

PRESS RELEASE

April 19, 2012

Ordinary general assembly for Eksportfinans ASA held on April 19, 2012

The general assembly for 2012 for Eksportfinans ASA took place today. All proposed issues were accepted according to the agenda, including the annual report with accounts, notes and declarations, and the proposal not to pay dividends for the fiscal year 2011.

The general assembly elected Sigurd Carlsen from Nordea as new deputy chairperson to Eksportfinans’ board of directors. He succeeds Carl Erik Steen, who has retired from Nordea. Sigurd Carlsen is head of planning and development, Nordea group risk management.

Following this nomination, the board of directors of Eksportfinans consists of chairperson Geir Bergvoll (DNB Bank ASA), deputy chairperson Sigurd Carlsen (Nordea Bank Norge ASA), Live Haukvik Aker (Komplett AS), Tone Lunde Bakker (Danske Bank), Christian Berg (HitecVision), Marianne Heien Blystad (Ro Sommersnes Advokatfirmaet DA), Bodil P. Hollingsæter (Innovasjon Norge) and Tor Østbø (Eksportfinans ASA).

Eksportfinans’ annual report for 2011 is available at www.eksportfinans.no

For further information, please contact:

President and CEO Gisèle Marchand, phone: +47 22 01 23 70, e-mail: gma@eksportfinans.no

EVP Director of Staff, Elise Lindbæk, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no